UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to              .

Commission file number 000-24939

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

East West Bank Employees 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

East West Bancorp, Inc.
135 North Los Robles Ave., 7th Floor
Pasadena, California 91101

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Committee of
East West Bank Employees 401(k) Savings Plan
Pasadena, California

We have audited the accompanying statements of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Los Angeles, California
June 27, 2017

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
Investments:
Investments — at fair value (Notes 2 and 3)	$178,438,463	$156,739,418
Investment in a fully benefit–responsive investment contract, at contract value (Note 4)	38,864,825	29,905,656
Total investments	217,303,288	186,645,074
Receivables:
Notes receivable from participants	2,653,827	2,147,563
Participant contributions	461,390	381,192
Employer contributions	186,436	181,141
Total receivables	3,301,653	2,709,896
Total assets	220,604,941	189,354,970
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$220,604,941	$189,354,970

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

2016
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income:
Net appreciation in fair value of investments	$15,882,711
Dividend and interest income	3,156,802
Net investment income	19,039,513
Other income:
Interest income on notes receivable from participants	103,098
Other income	103,098
Contributions:
Participant	16,603,514
Participant rollover	2,495,857
Employer, net of forfeitures	6,812,585
Total contributions, net	25,911,956
Total additions	45,054,567
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid	13,690,190
Administrative expenses	114,406
Total deductions	13,804,596
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	31,249,971
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	189,354,970
End of year	$220,604,941

See accompanying Notes to Financial Statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and contributions from East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”) and East West Insurance Services, Inc. (“EWIS”). East West Bank and EWIS are wholly-owned subsidiaries of East West Bancorp, Inc. The Plan is administered by East West Bank’s 401(k) Committee appointed by the Board of Directors of the Bank. Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective on January 1, 1986 and was restated on January 1, 2016. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility — Eligible employees may participate in the Plan as of the first day of the first calendar month after the date the employee completes three months of service with the Bank or EWIS and attains the age of 18 years. Eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the participant elects another rate, including 0%. Plan participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate portfolio mix available under GoalMaker®, a computer asset allocation program available to the Plan participants. A Roth 401(k) investment option is also available to the participants.

Contributions — Eligible employees may elect to defer up to 80% of their compensation before taxes (limited to $18,000 for each of 2016 and 2015). Plan participants are also able to designate part or all of their contributions as Roth 401(k) contributions, which are made on an after-tax basis. The Bank and EWIS match 75 cents for each $1 contributed by Plan participants, up to 6% of the Plan participant’s eligible compensation. Plan participants who are age 50 or older may also elect to contribute an additional $6,000 to the Plan in each of 2016 and 2015. Plan participants may also contribute amounts representing rollover eligible distributions from other tax-qualified plans into the Plan. Contributions to the Plan are held in a trust fund (the “Trust”). The Trustee is responsible for safekeeping of the Trust, and for holding and investing the Plan’s assets.

Investments — Plan participants direct and allocate the investments of their contributions into various investment options offered by the Plan.

Vesting, Benefits and Benefits Payable — Plan participants are 100% vested in their contributions to the Plan made from their eligible compensation and in amounts rolled over from a former employer’s qualified retirement plan or transferred from another plan. Plan participants become vested in the matching contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service, such that the Plan participants become 100% vested after five years of credited service.

Benefits are recorded when paid. Upon separation from service, if a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested interest in the participant’s account to the participant in the form of a single lump-sum payment in cash or in property. If the Plan participant’s vested account is greater than $1,000 and not exceeding $5,000, and the participant has not made a distribution election, the Plan will automatically roll over the Plan participant’s distribution to an individual retirement account designated under the Plan. However, if the value of the Plan participant’s vested account is in excess of $5,000, the Plan participant may elect to (1) receive a single lump-sum distribution in cash or in property; or (2) receive installments over a period of not more than the participant’s assumed life expectancy (or the assumed life expectancies of the participant or the participant’s beneficiary). As of December 31, 2016 and 2015, there were no amounts owed to terminated participants who had elected to withdraw their benefits.

Forfeited Accounts — If a participant terminates employment before being fully vested in the matching contributions from the Plan Sponsor as discussed in the paragraph titled “Vesting, Benefits and Benefits Payable” above, the non-vested portion of the terminated participant’s account balance remains in the Plan as a forfeiture account. Forfeited accounts are used to pay certain plan expenses, reduce future employer contributions and, at the discretion of the Plan administrator, are allocated to participants. During the years ended December 31, 2016 and 2015, $506,651 and $429,119, respectively, of the forfeited amounts were used to reduce employer contributions. No plan expenses were paid with funds from forfeited accounts during the years ended December 31, 2016 and 2015. As of December 31, 2016 and 2015, the unallocated forfeited accounts outstanding totaled $3,014 and $679, respectively.

Participant Accounts — Each Plan participant’s account is credited with the participant’s contribution, employer matching contributions, the Plan’s earnings or losses, and if applicable, rollovers from plans of the participants’ prior employers. Allocations of earnings or losses are based on the Plan participant’s account balances as defined in the Plan document.

Notes Receivable from Participants — Active participants in the Plan are eligible for loans under the Plan. The minimum loan amount is $1,000. A participant can only have one loan currently outstanding from the Plan at one time. The maximum aggregate amount of loans outstanding to any Plan participant is the lesser of 1) $50,000, reduced by the excess of the highest loan balance outstanding during the 12-month period ending on the date of the loan over the participant’s current loan balance outstanding on the date of the loan; or 2) 50% of the vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. The maximum allowed term of a general purpose loan and a loan used to finance a primary home is 5 and 20 years, respectively. The loans are secured by a portion of the vested balances in the Plan participants’ accounts. The loans issued to the participants are fixed rate loans where the interest rate applicable to the loan is set at 1% above the applicable bank prime rate as of the last business day of March, June, September or December as reported by the U.S. Federal Reserve, and is effective for loans made on and after the first business day of the following quarter. Principal and interest are repaid through payroll deductions from the participant’s salaries and wages.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Certain amounts in the prior year have been reclassified to conform to the current year’s presentation.

Valuation of Investments — The Plan’s investments are stated at their fair value, except for investments in the guaranteed income fund. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common stock is valued at quoted market prices. Fully benefit-responsive investment contract held by a defined contribution plan is stated at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Hence, the Plan’s investments in the guaranteed income fund are valued based on the terms of the Plan’s investment contract with Prudential Retirement Insurance and Annuity Company (“PRIAC”), which is reported at contract value.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities at the date the financial statements are prepared. Actual results could materially differ from those estimates and assumptions.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Other administrative and non-investment expenses of the Plan are either paid by the Plan Sponsor, which is a party-in-interest, or through the Plan expense account.  Expenses paid by the Plan Sponsor, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Expenses paid through the Plan expense account are included in Administrative expenses in the Statement of Changes in Net Assets Available for Benefits.

Investment Income — The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. The Plan calculates realized gains or losses as the difference between the proceeds and the cost of investments. Unrealized gains or losses represent the difference between the fair value and cost of investments held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses recorded. Interest income is recorded on an accrual basis. Repayments of principal and interest are received through payroll deductions and the notes receivable are collateralized by the participants’ account balances. If a participant fails to make loan repayments more than 90 days after the scheduled due date, the note receivable is deemed to be in default. The Plan Sponsor will offset the loan against the vested account balances.

NEW ACCOUNTING PRONOUCEMENT ADOPTED

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Updated (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans, Topic 960; Defined Contribution Plans, Topic 962; and Health and Welfare Benefit Plans, Topic 965: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end when the fiscal period does not coincide with a month-end, and is not relevant to the Plan. ASU 2015-12 is effective for the fiscal years beginning after December 15, 2015, and was adopted retrospectively during the year ended December 31, 2016. The Plan’s financial statements for the years ended December 31, 2016 and 2015 have been presented to conform to the requirements of Parts I and II of ASU 2015-12.

RECENT ACCOUNTING PRONOUCEMENTS

In February 2017, FASB issued ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (A consensus of the Emerging Issues Task Force), to reduce the diversity and improve the usefulness of information provided by employee benefit plans that hold interests in master trusts. Under the new guidance, a plan’s interests in master trust balances and activities need to be presented on the face of the Plan’s financial statements. Balances in the Statement of Net Assets Available for Benefits and activities in the Statement of Changes in Net Assets Available for Benefits should be shown net, as a single line item for each interest in a master trust. The new guidance also requires the following disclosures:

•	The master trust’s investments by general type and the dollar amount of the plan’s interest in each type of investment.

•	The master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan's interest in each balance.

Upon adoption of the new guidance, plans with a divided interest in a master trust will no longer need to disclose the plan’s overall percentage interest in the trust. The guidance is effective for fiscal years beginning after December 15, 2018, and it will be applied retrospectively. Early adoption is permitted. Since the Plan’s assets are not held in a master trust, the adoption of this guidance does not have a material impact on the Plan’s financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

Accounting Standard Codification (“ASC”) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a framework that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements) and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under ASC 820 are further described as follows:

•	Level 1 — Inputs to the valuation methodology that are unadjusted quoted prices for identical assets or liabilities in active markets;

•	Level 2 — Inputs to the valuation methodology that include:

◦	Quoted prices for similar assets or liabilities in active markets;

◦	Quoted prices for identical or similar assets or liabilities in inactive markets;

◦	Inputs other than quoted prices that are observable for the asset or liability; and

◦
Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability;

•	Level 3 — Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques applied maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables categorize the Plan’s investments that are measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2016 and 2015:

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2016
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$38,412,080	$38,412,080	$—	$—
Mutual funds	140,026,383	140,026,383	—	—
Total investments measured at fair value	$178,438,463	$178,438,463	$—	$—

	Investments Measured at Fair Value on a Recurring Basis as of December 31, 2015
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$36,517,015	$36,517,015	$—	$—
Mutual funds	120,222,403	120,222,403	—	—
Total investments measured at fair value	$156,739,418	$156,739,418	$—	$—

There were no transfers between levels of the fair value hierarchy during the years ended December 31, 2016 and 2015.

Common Stock

East West Bancorp, Inc. common stock that is held in the participants’ accounts is stated at fair value as quoted on a recognized securities exchange, valued using the closing price on the last business day of the Plan year. This is classified as Level 1 of the fair value hierarchy.

Mutual Funds

Mutual funds are stated at fair value as quoted on a recognized securities exchange, valued at the last reported closing price on the last business day of the Plan year, and are classified as Level 1 of the fair value hierarchy.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 — INVESTMENT IN A FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT, AT CONTRACT VALUE

The Plan is a party to a traditional fully benefit-responsive guaranteed investment contract with the issuer, PRIAC, totaling $38,864,825 and $29,905,656 as of December 31, 2016 and 2015, respectively. PRIAC maintains the contributions in a general account. Under the guaranteed income fund, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at contract value within reasonable time frames. Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan Sponsor and PRIAC. The repayment of principal and interest credited to Plan participants is a financial obligation of PRIAC. Accordingly, the guaranteed income fund is considered to be a fully benefit-responsive investment contract.

The Plan’s ability to receive amounts due is dependent on PRIAC’s ability to meet its financial obligations. PRIAC’s ability to meet its contractual obligations may be affected by future economic and regulatory development.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants. In addition, there are no events that allow PRIAC to terminate the contract with the Plan and settle at an amount different than contract value.

NOTE 5 —   PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under Department of Labor regulations as any fiduciary (including, but not limited to, any administrator, officer, trustee or custodian), counsel or employee of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan holds a guaranteed investment contract managed by a custodian, therefore, this transaction and the Plan’s payment of custodian fees qualify as party-in-interest transactions. Notes receivable from participants also reflect party-in-interest transactions. During the year ended December 31, 2016, $8,750 was incurred by the Bank for the Plan’s administrative expenses while there were no Plan administrative expenses incurred by the Bank for the same period in 2015. Certain administrative functions are performed by officers or employees of the Plan Sponsor. No such officer or employee received compensation from the Plan.

As of December 31, 2016 and 2015, the Plan held 755,697 and 878,658 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor, with a fair value of $38,412,080 and $36,517,015, respectively. The only common stock held by the Plan is the common stock of East West Bancorp, Inc. This transaction and dividend income from the Plan’s investment in East West Bancorp Inc.’s common stock qualify as party-in-interest transactions. During the year ended December 31, 2016, the Plan recorded dividend income of $663,987 from the Plan’s investment in East West Bancorp Inc.’s common stock.

NOTE 6 —   PLAN TERMINATION

Although the Bank has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be notified and all participant accounts will become 100% vested. Participants may direct the distribution of their participant accounts in a manner permitted by the Plan as soon as practicable.

NOTE 7 — FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued an opinion letter dated April 29, 2014, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended subsequent to this opinion letter. However, the Plan Sponsor believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore, believes that the Plan is qualified, and the related Trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or tax asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2016 and 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or tax asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for the 2012 Plan year or before.

NOTE 8 — RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds that invest in the securities of companies located in foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  In addition, investments that include securities of foreign companies involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices may be more volatile than those securities of comparable U.S. companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements and participants’ account balances.

Included in investments as of December 31, 2016 and 2015 were shares of East West Bancorp, Inc.’s common stock amounting to $38,412,080 and $36,517,015, respectively. This investment represents 18% and 20%, respectively, of the Plan’s total investments as of December 31, 2016 and 2015. A significant decline in the market value of East West Bancorp, Inc.’s common stock would significantly affect the net assets available for benefits.

NOTE 9 — SUBSEQUENT EVENTS

The Plan Administrator has evaluated events subsequent to December 31, 2016 and through June 27, 2017, the date the financial statements were available to be issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure.

SUPPLEMENTAL SCHEDULE

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851        Plan Number: 001    Form Number: 5500
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Prudential Guaranteed Income Fund	Unallocated contract - 1,370,063 shares	**	$38,864,825
	American Funds EuroPacific Growth Fund	Mutual fund - 370,223 shares	**	16,382,375
	American Funds Fundamental Investors	Mutual fund - 104,960 shares	**	5,702,460
	American Funds The Growth Fund of America	Mutual fund - 626,758 shares	**	26,129,538
	American Funds Washington Mutual Investors Fund	Mutual fund - 253,954 shares	**	10,351,165
	DFA U.S. Targeted Value Portfolio Institutional	Mutual fund - 69,003 shares	**	1,656,761
	Dodge and Cox Income Fund	Mutual fund - 79,866 shares	**	1,085,377
	Franklin Small Cap Growth Fund Advisor	Mutual fund - 277,772 shares	**	5,483,221
	MFS Mid Cap Value Fund	Mutual fund - 371,052 shares	**	7,892,272
	Metropolitan West Total Return Bond Fund	Mutual fund - 1,392,486 shares	**	14,676,808
	MFS Total Return Fund	Mutual fund - 547,913 shares	**	9,895,302
	MFS Value Fund	Mutual fund - 50,821 shares	**	1,832,103
	T. Rowe Price Mid Cap Growth Fund	Mutual fund - 80,534 shares	**	6,069,866
	Vanguard Institutional Index Fund	Mutual fund - 96,019 shares	**	19,571,574
	Vanguard Mid Cap Index Fund Institutional	Mutual fund - 196,495 shares	**	7,071,869
	Vanguard Small Cap Index Fund Admiral	Mutual fund - 100,788 shares	**	6,225,692
*	East West Bancorp, Inc.	Common stock - 755,697 shares	**	38,412,080
	Total investments			217,303,288
*	Loans to participants	Participant loans (maturing between 2017 and 2036 with interest rates of 3.25% to 9.25% collateralized by participants’ account balances)	**	2,653,827
	Total assets			$219,957,115

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2017

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

By	/s/ IRENE H. OH
Irene H. Oh
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.